LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

June 6, 2003

SUPPL

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549



03022855

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of a Final Short Form Prospectus dated May 12, 2003 and Pricing Supplement No. 1 to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/cmb

Enclosures

dlw 6/20

This short form prospectus is a base shelf prospectus that has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States Securities Act of 1933, *as amended (the "1933 Act"), and may not be offered, sold or delivered in the United States of America including the states and the District of Columbia and its territories and possessions or to, or for the account or benefit of, U.S. persons (as defined in Regulation S to the 1933 Act) except pursuant to an exemption from the registration requirements of the 1933 Act. See "Plan of Distribution".*

SHORT FORM BASE SHELF PROSPECTUS

New Issue May 12, 2003

LOBLAW COMPANIES LIMITED

$1.0 Billion

Medium Term Notes

(unsecured)

Loblaw Companies Limited (the "Company") may offer to the public from time to time medium term notes (the "Notes") with maturities of not less than one year from the date of issue, at prices and on terms determined at the time of agreement to issue, in an aggregate principal amount of up to $ 1.0 billion (or the equivalent thereof in foreign currencies or currency units) during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. This offering is a continuation of the Company's medium term note program pursuant to which $3.09 billion principal amount of medium term notes are outstanding on the date hereof. The Notes will be issued at the discretion of the Company from time to time, in registered form and may be represented in the form of fully registered global notes. The Notes may be issued as interest-bearing notes at fixed or floating rates of interest determined by the Company from time to time or as non-interest-bearing notes issued at a discount. The Notes are issuable in minimum denominations of $5,000 and in multiples of $1,000 thereafter in Canadian currency, or the approximate equivalent thereof in a foreign currency or currency unit at the time of issue. The Notes will be unsecured, will be issued under a trust indenture, will rank *pari passu*, except as to sinking funds, if any, with all other outstanding unsecured and unsubordinated indebtedness of the Company and will be issued at rates of interest and at prices determined by the Company from time to time based on a number of factors, including advice from the Dealers (as defined below). See "Description of Notes".

The specific variable terms of any offering of Notes (including the aggregate principal amount of Notes being offered, the currency or currency unit, the issue and delivery date, the maturity date, the issue price (at par, at a discount or at a premium), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Notes into other securities of the Company, the name of the Dealer, the Dealer's commission, the method of distribution and the net proceeds to the Company) will be established at the time of offering and set forth in a pricing supplement (a "Pricing Supplement") which will accompany this Prospectus. The Company reserves the right to set forth in a Pricing Supplement specific variable terms of Notes and the offering thereof which are not within the options and parameters set forth in this Prospectus.

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under the Prospectus.

Rates on Application

The Notes are being offered severally by CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Dealers" or, individually, a "Dealer") acting as agents of the Company or as principals, as the case may be, subject to confirmation by the Company pursuant to an agreement referred to under the heading "Plan of Distribution". The rate of commission payable by the Company in connection with the sales by Dealers of Notes shall be as determined from time to time by mutual agreement. The Notes may be purchased from time to time by any of the Dealers, as principal, at such prices and with such commissions as may be agreed between the Company and any such Dealers. Such Dealers may resell the Notes to the public at fixed prices or at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. The Dealer's compensation will be increased or decreased by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the gross proceeds paid by the Dealer, acting as principal, to the Company. The Company may also offer the Notes directly to purchasers pursuant to statutory exemptions at prices and upon terms negotiated between the purchasers and the Company.

The offering is subject to approval of all legal matters on behalf of the Company by Borden Ladner Gervais LLP and on behalf of the Dealers by McCarthy Tétrault LLP.

Table of Contents

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company, 22 St. Clair Avenue East, Toronto, Ontario M4T 2S7 (telephone (416) 922-8500). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above-mentioned address and telephone number.*

The following documents filed with the securities commission or other similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) Annual Information Form of the Company dated March 4, 2003;

(b) Management's Discussion and Analysis on pages 22 through 40 of the 2002 Annual Report of the Company;

(c) Management Proxy Circular of the Company dated March 14, 2003, prepared in connection with the Company's annual meeting of shareholders held on April 30, 2003 (other than the sections entitled "Statement of Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph");

(d) Audited Consolidated Financial Statements (including notes) of the Company as at and for the 52-week periods ended December 28, 2002 and December 29, 2001 and the Independent Auditors' Report thereon contained in the 2002 Annual Report of the Company;

(e) Unaudited interim period consolidated financial statements (including notes) of the Company as at and for the 12-week period ended March 22, 2003 and Management's Discussion and Analysis in respect thereof; and

(f) Material Change Report of the Company dated May 8, 2003 stating that on May 1, 2003 the Company announced that the board of directors had approved the continuation of the Company's medium term note facility for up to an additional $1.0 billion.

Any documents of the type referred to in the preceding paragraph, any material change report (excluding confidential material change reports), any prospectus supplement, including any Pricing Supplement, disclosing additional or updated information and any exhibit to the consolidated financial statements (including notes) of the Company or prospectus supplement containing consolidated earnings coverage ratios subsequently filed by the Company with the securities commissions and any similar authority in Canada, after the date of this Prospectus and prior to the termination of the offering, shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by

reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or a superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual consolidated financial statements (including notes) being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual consolidated financial statements (including notes), all unaudited interim period consolidated financial statements (including notes and management's discussion and analysis in respect thereof), material change reports and information circulars and all prospectus supplements filed prior to the commencement of the Company's fiscal year in which the new annual information form was filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Notes hereunder.

This Prospectus has been filed under securities laws that permit the specific variable terms for an issue of Notes to be determined after the Prospectus is final and that permit the omission from this Prospectus of that information. A Pricing Supplement containing the specific variable terms in respect of an offering of Notes will be delivered to purchasers of such Notes together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Pricing Supplement but only for purposes of the offering of the Notes covered by that Pricing Supplement.

Updated earnings coverage ratios, as required, will be filed quarterly with the securities regulatory authority in each of the provinces of Canada either as a prospectus supplement or as an exhibit to the Company's unaudited interim period and audited annual consolidated financial statements (including notes) and will be deemed to be incorporated by reference into this Prospectus for the purposes of the issue of Notes.

All dollar amounts herein are stated in Canadian dollars except where otherwise indicated.

LOBLAW COMPANIES LIMITED

The Company and its subsidiaries (collectively, "Loblaw") carry on business in the food distribution industry by operating across Canada through company-owned stores ("corporate stores"), franchised independent stores ("franchised stores"), associated stores and by servicing independent accounts. In addition to food products, corporate stores and franchised stores offer an assortment of non-food products and speciality service areas for everyday household needs. Loblaw has developed a highly successful line of control label products and services which are sold or made available in its corporate stores and to franchised stores and associated stores and are available on a limited basis to its independent account customers. Certain lines of Loblaw's control label products are marketed in select supermarket chains in the United States and other countries.

The Company's subsidiaries include those listed below. In each case, 100% of the voting and non-voting securities are owned either directly or indirectly by the Company, except in the case of Westfair Foods Ltd., in which 100% of the voting securities and 64% of the non-voting fixed dividend securities are owned indirectly by the Company.

Subsidiaries	Jurisdiction of Incorporation
Loblaws Inc.	Ontario
Loblaw Financial Holdings Inc.	Ontario
Loblaw Properties Limited	Ontario
Loblaw Brands Limited	Canada
Loblaws Supermarkets Limited	Ontario
Atlantic Wholesalers Ltd.	New Brunswick
Fortino's Supermarket Ltd.	Ontario
National Grocers Co. Ltd.	Ontario
Zehrmart Inc.	Ontario
Glenhuron Bank Limited	Barbados
President's Choice Bank	Canada
Provigo Inc.	Quebec
Provigo Distribution Inc.	Quebec
Provigo Properties Limited	Canada
Kelly, Douglas & Company, Limited	British Columbia
Westfair Foods Ltd.	Canada
Westfair Supermarkets Holding Inc.	Canada
Loblaw Properties West Inc.	Canada

The Company was incorporated on January 18, 1956, although portions of its business originated prior to 1900. The Company was continued under the *Canada Business Corporations Act* by certificate of continuance dated May 7, 1980. The principal executive and registered office of the Company is located at 22 St. Clair Avenue East, Toronto, Ontario M4T 2S7.

CREDIT RATINGS

The Company has received an A rating from Standard & Poor's, a division of McGraw Hill Companies ("Standard & Poor's") and an A (high) rating from Dominion Bond Rating Service Limited ("DBRS") (each a "Rating Agency" and, collectively, the "Rating Agencies") in respect of the Notes to be issued pursuant to this Prospectus. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Ratings for debt instruments range from "AAA" from Standard & Poor's or "AAA" from DBRS, which represent the highest quality of securities, to "D" from Standard & Poor's or "D" from DBRS, which represent the lowest quality of securities rated. Each Rating Agency rates bonds or debentures on the basis that bonds or debentures rated in the A category have maintained a history of adequate asset and earnings protection, are considered to be good quality securities and to have favourable long-term investment characteristics. The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to

purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

ELIGIBILITY FOR INVESTMENT

Eligibility of the Notes offered hereby for investment by purchasers to whom any of the following statutes applies is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations or guidelines thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Quebec) (for insurers other than guarantee fund corporations)
an Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and funds received as deposits, and for a savings company investing its own funds)
Supplemental Pension Plans Act (Quebec)
Pension Benefits Act, 1992 (Saskatchewan)

In the opinion of Borden Ladner Gervais LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Dealers, the Notes offered by this Prospectus, if issued on the date hereof, would be qualified investments as at such date for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan under the *Income Tax Act* (Canada), other than trusts governed by deferred profit sharing plans to which contribution payments are made by the Company or a person with whom the Company does not deal at arm's length, within the meaning of the *Income Tax Act* (Canada).

CONSOLIDATED CAPITALIZATION

The table below sets forth the consolidated capitalization of the Company, adjusted to give effect to the material changes in the share and loan capital of the Company since the date of the consolidated financial statements for the Company's most recently completed financial year. The only such material change has been the issuance by the Company on February 17, 2003 of $200 million principal amount of 6.54% medium term notes maturing February 17, 2033.

	As at December 28, 2002		
	Actual	**Adjustments**	**Adjusted**
	(audited)	(unaudited)	(unaudited)
	(in millions of dollars)		
Long-term debt[1]	$3,526	$200	$3,726
Shareholders' equity			
Common share capital	1,195		1,195
Retained earnings	2,929	—	2,929
Total Capitalization	$7,650	$200	$7,850

(1) Includes current portion of long-term debt.

EARNINGS COVERAGE

For the 52-week period ended December 28, 2002, the Company's net interest requirements on long-term debt, after giving effect to the issuance, repayment or redemption of long-term debt, including the issuance of $200 million principal amount of 6.54% medium term notes on February 17, 2003, amounted to $221 million and operating income (including other interest income) was $1.350 billion. For the 52-week period ended March 22, 2003, the Company's net interest requirements on long-term debt, which include the interest on such 6.54% medium term notes only from the date of issue, amounted to $207 million and operating income (including other interest income) was $1.381 billion. The following consolidated earnings coverage ratios are calculated for the 52-week periods ended December 28, 2002 and March 22, 2003 and do not give effect to the issue of any Notes pursuant to this Prospectus.

	52-weeks ended December 28, 2002	52-weeks ended March 22, 2003
Earnings Coverage on Long-Term Debt[1]	6.109 times	6.671 times

(1) Earnings coverage on long-term debt is equal to operating income (including other interest income) divided by net interest expense on long-term debt (adjusted as described above). For purposes of calculating the financial ratios set forth above, long-term debt includes the current portion of long-term debt.

USE OF PROCEEDS

The Notes will be issued from time to time at the discretion of the Company in an aggregate principal amount of up to $1.0 billion in Canadian currency, or the approximate equivalent thereof if Notes are issued in foreign currencies or currency units, during the 25-month period from the date of the Prospectus. The net proceeds to be derived from the issue of the Notes will be the issue price thereof less any commission paid in connection therewith. Such net proceeds cannot be estimated as the amount thereof will depend on the extent to which Notes are issued hereunder. Unless otherwise specified in the Pricing Supplement(s) which accompanies this Prospectus, such net proceeds will be added to the general funds of the Company and used to repay maturing commercial paper and medium term notes, to refinance other indebtedness and for general corporate purposes. The expenses of this offering and commissions will be paid out of the Company's general funds. The Company may issue debt securities and incur additional indebtedness otherwise than through the issue of Notes pursuant to this Prospectus.

DESCRIPTION OF THE NOTES

The following description of the Notes is a summary of only certain of their material attributes and characteristics, and does not purport to be complete. The terms and conditions set forth in this section will apply to each Note unless otherwise specified in the applicable Pricing Supplement or other prospectus supplement. For further particulars of the terms of the Notes, reference should be made to the Indenture (as defined below).

This offering is a continuation of the Company's medium term note program pursuant to which $3.09 billion principal amount of medium term notes are outstanding on the date hereof.

General

The Notes will be issued under a trust indenture (the "Indenture") dated as of April 10, 1996, as amended and supplemented from time to time, between the Company and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada) (the "Trustee"). The Notes will be direct unsecured obligations of the Company and will rank *pari passu*, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of the Company outstanding from time to time.

The Indenture permits the issuance from time to time of additional debentures (the "Debentures") without limitation as to the aggregate principal amount, subject to compliance with the covenants contained therein, and any such additional Debentures will rank *pari passu*, except as to sinking funds, if any, with the Notes and all other outstanding unsecured and unsubordinated indebtedness of the Company. The first series of Debentures

authorized for issuance is the Notes which may be issued on such terms and at such times as may be determined by the Company.

The Notes are offered pursuant to a Medium Term Note program of the Company as contemplated by National Instrument No. 44-102 — Shelf Distributions (the "National Instrument"). The National Instrument permits the omission from this Prospectus of certain variable terms of the Notes, which will be established at the time of the offering and sale of the Notes and will be included in Pricing Supplements which are incorporated by reference into this Prospectus solely for purpose of the Notes issued thereunder.

The specific variable terms of any offering of Notes (including the aggregate principal amount of Notes being offered, the currency or currency unit, the issue and delivery date, the maturity date, the issue price (at par, at a discount or at a premium), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Notes into other securities of the Company, the name of the Dealer, the Dealer's commission, the method of distribution and the actual proceeds to the Company) will be set forth in a Pricing Supplement which will accompany this Prospectus. The Company reserves the right to set forth in a Pricing Supplement specific variable terms of Notes and the offering thereof which are not within the options and parameters set forth in this Prospectus.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to the detailed provisions of the Indenture to which reference is hereby made for a full description of such provisions and for other information regarding the Notes.

Term and Denomination

The Notes will have maturities of not less than one year and may be issued as interest-bearing notes at fixed or floating rates of interest determined by the Company from time to time or as non-interest-bearing notes issued at a discount. The Notes will be issued in registered form and may be represented in the form of fully registered Book-Entry Notes (as defined below). The Notes are issuable in minimum denominations of $5,000 and in multiples of $1,000 thereafter in Canadian currency, or the approximate equivalent thereof in a foreign currency or currency unit at the time of issue.

Negative Pledge Covenant

The Indenture contains a negative pledge covenant of the Company substantially to the following effect:

So long as any of the Debentures issued under the Indenture remain outstanding, the Company will not create or incur or assume any mortgage, hypothec, charge, pledge or other encumbrance (collectively, "Security") upon the whole or any part of its undertaking or property, real or personal, present or future, to secure any loan or other indebtedness for Money Borrowed (as defined below) or to secure any guarantee by the Company of any loan or other indebtedness for Money Borrowed, unless the same security shall have been or shall forthwith be created in favour of and extended equally and rateably to the Debentures then outstanding; provided that such covenant shall not apply to nor operate to prevent:

(a) the creation of any Security on any property, real or personal, hereafter acquired, constructed or improved by the Company to secure the unpaid portion of the purchase price of such property or to secure indebtedness incurred solely for the purpose of financing the acquisition, construction or improvement of such property;

(b) the assumption by the Company of any Security on any property, real or personal, in existence at the time of acquisition thereof;

(c) the extension, renewal or refunding of any Security permitted under paragraphs (a) or (b) above;

(d) the giving of any Security by the Company in the ordinary course of business on any assets (except shares or other securities of Subsidiaries and real or immoveable properties) to any bank under the *Bank Act* (Canada) or otherwise, or to any other lender, for present or future debts or liabilities of the Company to such bank or other lender or to secure a guarantee by the Company of present or future debts or liabilities of any other person to such bank or other lender, provided that such debts or

liabilities of the Company or such other person do not mature by their terms on, and are not renewable at the option of the obligor to, a date more than 18 months after the date of the original creation thereof; or

(e) the creation of any Security not excepted by paragraphs (a) to and including (d) above provided that after giving effect thereto the total aggregate amount of indebtedness of the Company for Money Borrowed secured by Security permitted under this paragraph shall not exceed $25,000,000.

Consolidation, Merger, Conveyance and Transfer

The Indenture provides that so long as any Debentures issued thereunder remain outstanding the Company shall not enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except an amalgamation pursuant to the *Canada Business Corporations Act* or other amalgamation where the amalgamated corporation is by operation of law the successor to the obligations of the Company including the Debentures), lease or otherwise, whereby all or substantially all of its undertaking or assets would become the property of any other person (other than a conveyance or transfer referred to below) unless:

(a) such other person is a corporation ("Successor Company");

(b) the Successor Company executes, prior to or contemporaneously with the consummation of such transaction, such documents as are in the opinion of counsel to the Company ("Counsel") necessary or advisable to evidence the assumption by the Successor Company of the liability for the due and punctual payment of all the Debentures and the interest thereon and the covenant of such Successor Company to pay the same and to observe and perform all the covenants and obligations of the Company under the Indenture;

(c) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an event of default under the Indenture, and the Trustee shall have received a certificate of the Company to such effect; and

(d) the Trustee shall have received an opinion of Counsel that after the consummation of such transaction the Debentures will continue to be valid and binding obligations of the Successor Company entitling the Debenture holders, as against the Successor Company, to all of the rights of Debenture holders under the Debentures.

The Indenture also provides that so long as any Debentures issued thereunder remain outstanding, the Company shall not convey or transfer all or substantially all of its undertaking or assets to another person, unless:

(a) either (i) that other person guarantees all amounts payable under the Debentures or (ii) that other person agrees to be bound by the terms of the Indenture and the Debentures as principal debtor in place of the Company and the Company guarantees all amounts payable under the Debentures;

(b) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an event of default thereunder, and the Trustee shall have received a certificate of the Company to such effect; and

(c) the Trustee shall have received an opinion of Counsel that any guarantee or other agreement entered into in compliance with paragraph (a) above is a valid and binding obligation of the parties thereto, entitling the Debenture holders, as against the parties thereto, to the rights and benefits provided to the Debenture holders in such guarantee or other agreement.

Events of Default

The Indenture provides that the following constitute events of default (each an "Event of Default") thereunder:

(a) if default is made in the payment of any principal or premium due on any of the Debentures when the same becomes due under any provision of the Indenture or of the Debentures;

(b) if default is made in the payment of any interest due on any of the Debentures and such default shall have continued for a period of 15 days after such interest becomes due and payable;

(c) if default is made in the performance or observance by the Company of any other covenant under the provisions of the Debentures or the Indenture which shall continue for more than 30 days after written notice requiring such default to be remedied shall have been given to the Company by the Trustee;

(d) if any obligation or obligations of the Company or any Subsidiary in respect of Money Borrowed in excess of $25,000,000 in the aggregate or the equivalent thereof in any other currency other than the Debentures (including obligations arising under a guarantee for Money Borrowed) shall not be paid when due or, as the case may be, by the end of any applicable grace period or becomes (or becomes capable of being declared) prematurely repayable by reason of a default unless such default has been remedied or cured, or waived by the appropriate debt holder;

(e) if the Company or any Principal Subsidiary shall be unable to pay its debts as they become due or shall file a petition or proposal in bankruptcy or shall be adjudicated or found to be bankrupt or insolvent or shall enter into or propose to enter into a general assignment for the benefit of its creditors;

(f) if an order is made by any competent court or an effective resolution passed for the winding up or dissolution of the Company or any Principal Subsidiary except in each case for the purpose of giving effect to a merger, consolidation, reconstruction or amalgamation permitted under the Indenture or as may be approved by the Trustee, or the Company or any Principal Subsidiary stops or threatens to stop payment of its debts generally as they become due;

(g) if an encumbrancer takes possession or a receiver, liquidator, trustee or any other officer with similar powers is appointed of the Company or any Principal Subsidiary or of all or a substantial part of the undertaking or assets of the Company or any Principal Subsidiary;

(h) if a distress, execution or other process is levied or enforced upon or against all or a substantial part of the assets of the Company or any Principal Subsidiary and is not removed, discharged or paid within 30 days; or

(i) if the Company, whether by one or more transactions, shall, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of, directly or indirectly, all or substantially all of its undertaking or assets, except to a Subsidiary, or for the purpose of giving effect to a merger, consolidation, reconstruction, amalgamation, conveyance or transfer permitted under the Indenture or as may be approved by the Trustee.

Acceleration on and Waiver of Default

If an Event of Default has occurred under the Indenture, the Trustee may in its discretion and shall, upon the requisition in writing of the holders of at least 25% of the principal amount of the Debentures issued and outstanding under the Indenture, subject to any waiver of default under the Indenture, by notice in writing to the Company declare the principal and interest on all Debentures then outstanding under the Indenture and other moneys payable thereunder to be due and payable.

If an Event of Default has occurred under the Indenture (otherwise than by default in payment of principal moneys at maturity), the holders of not less than 75% of the principal amount of the Debentures issued and outstanding under the Indenture shall have the power to instruct the Trustee to waive the default provided that if the Event of Default relates to a covenant applicable only to one or more particular series of Debentures or part thereof, then the holders of not less than 75% of the principal amount of the outstanding Debentures of that series or those series, or part thereof as the case may be, shall be entitled to waive the default. In addition, the Trustee, so long as it has not become bound to institute any proceedings under the Indenture, shall have power to waive the default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor.

Right of Trustee to Enforce Payment

If the Company fails to pay to the Trustee, on demand, and when due, the principal of and interest on all Debentures then outstanding under the Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of the Debentures issued and outstanding under the Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal, premium (if any) and interest on all outstanding Debentures together with other amounts due under the Indenture by any remedy provided by law either by legal proceedings or otherwise.

Holders of Debentures issued under the Indenture may not institute any action or proceeding or exercise any other remedy authorized by the Indenture, including an action to enforce the Indenture or the Debentures, except as provided in the Indenture.

Definitions

The Indenture contains definitions substantially to the following effect:

(a) "Money Borrowed" means money borrowed and premium and interest in respect thereof and liabilities under any note, bond, debenture, loan stock or other security whether or not issued as consideration for assets or services but excluding such liabilities incurred solely in relation to the acquisition of goods and services in the ordinary course of business.

(b) "person" means any natural person, corporation, firm, joint venture or other unincorporated association, trust, government or governmental authority.

(c) "Principal Subsidiary" means a Subsidiary:

  (i) whose total assets (consolidated in the case of a corporation which itself has Subsidiaries) or gross revenues (consolidated in the case of a corporation which itself has Subsidiaries), after allowing for minority interests and inter-company balances and transactions, represent not less than 10% of the consolidated total assets or, as the case may be, consolidated gross revenues of the Company and its Subsidiaries taken as a whole, all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest consolidated audited financial statements of the Company and its Subsidiaries; or

  (ii) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary.

(d) "Subsidiary" means any person directly or indirectly controlled by the Company; and for the purposes of this definition, the Company shall be deemed to control a corporation if the Company beneficially owns, directly or indirectly, shares to which are attached more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation, and the Company shall be deemed to own beneficially shares beneficially owned by a corporation controlled by it, and so on indefinitely.

Defeasance

The Indenture contains provisions requiring the Trustee to release the Company from its obligations under the Indenture provided that the Company first satisfies the Trustee that it has paid or made provision for the payment of the expenses of the Trustee and for payment of all principal and interest and other amounts due or to become due (collectively, the "Payments") on the Debentures. The Company shall be deemed to have made such due provision for payment in respect of the Debentures if it has deposited or caused to be deposited with the Trustee the following:

(a) cash;

(b) securities issued or guaranteed by the Government of Canada; or

(c) securities issued or guaranteed by a province of Canada which are rated by both DBRS and Canadian Bond Rating Service Inc. (or their successors or similar recognized rating services) at least AA and

A+, respectively, or issued or guaranteed by a partnership, corporation, unincorporated syndicate, unincorporated organization, trust or other entity which are rated by both DBRS and Canadian Bond Rating Service Inc. (or their successors or similar recognized rating services) at least AAA and A++, respectively, at the time the defeasance occurs provided that:

(i) if either rating agency ceases to rate such securities and has no successor, a rating of at least the appropriate rating indicated above by the other rating agency will suffice for the purposes hereof; and

(ii) if securities issued or guaranteed by a partnership, corporation, unincorporated syndicate, unincorporated organization, trust or other entity have been rated by only one of the rating agencies, a rating of at least the appropriate rating indicated above by such rating agency will suffice for the purposes hereof;

which cash or securities or both will provide for the Payments.

Modification

The Indenture contains provisions by which certain modifications which affect a particular series of Debentures must be authorized by extraordinary resolution of holders of a particular series of Debentures so affected.

The Indenture provides that certain modifications of the Indenture and the Debentures and the rights of the Debenture holders against the Company may be made if authorized by extraordinary resolution.

Under the Indenture, an "extraordinary resolution", with respect to Debentures outstanding thereunder or Debentures of a particular series outstanding thereunder, means a resolution passed at a duly constituted meeting or serial meeting, as the case may be, of holders of Debentures by the favourable votes of the holders of not less than 75% of the principal amount of Debentures represented at the meeting and voted on such resolution, or by instrument in writing signed by the holders of 75% of the principal amount of all the outstanding Debentures or all the outstanding Debentures of such series.

Book-Entry Notes

Notes denominated in Canadian or United States dollars may be issued in the form of fully registered global Notes ("Book-Entry Notes") held by, or on behalf of, The Canadian Depository for Securities Limited or another corporation performing similar services that is acceptable to the Trustee (the "Depository") as custodian of the Book-Entry Notes and, in such event, Notes will be registered in the name of the Depository or its nominee (the "Nominee"). Purchasers of Notes represented by Book-Entry Notes will not receive Notes in definitive form ("Definitive Notes"). Instead, ownership of such Notes will be constituted through beneficial interests in Book-Entry Notes, and will be represented through book-entry accounts of institutions (including the Dealers), as participants in the Depository ("participants"), acting on behalf of the beneficial owners of such Notes. The Depository establishes and maintains book-entry accounts for its participants having interests in Book-Entry Notes. Each purchaser of a Note represented by a Book-Entry Note will receive a customer confirmation of purchase from the Dealer from whom the Note is purchased in accordance with the practices and procedures of the selling Dealer.

Currently, The Canadian Depository for Securities Limited only allows depository eligibility for securities denominated in Canadian or United States dollars. Any Notes denominated in a currency or currency unit other than Canadian or United States dollars will be represented by Definitive Notes until such time as the Depository allows depository eligibility for issues of securities denominated in such currencies or currency units.

Payment of Interest and Principal

Payments of interest on each Definitive Note will be made by cheque dated as of the applicable interest payment date made payable to, and mailed to the address of, the holder appearing on the registers maintained by the Trustee, as registrar and transfer agent (the "Transfer Agent"), which term shall include such other registrar or transfer agent as may from time to time be appointed by the Company, at the close of business on

the seventh business day (a business day for this purpose being a day other than a Saturday, Sunday, or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to be closed) prior to the interest payment date or, by prior arrangement with the holder, by electronic funds transfer to such holder on the applicable interest payment date. Payment of principal at maturity will be made at any branch in Canada of the bank designated in a Definitive Note (or at such other paying agent as may be designated by the Company) against surrender of the Note.

Payment of interest and principal on each Book-Entry Note will be made to the Depository in order that the Depository may credit interest and principal to participants having an interest in such Book-Entry Note. As long as the Depository or the Nominee is the registered owner of a Book-Entry Note, the Depository or the Nominee, as the case may be, will be considered the sole owner of the Book-Entry Note for the purposes of receiving payments of interest and principal on each Book-Entry Note.

The Company expects that the Depository, upon receipt of any payment of principal or interest in respect of a Book-Entry Note, will credit participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Note as shown on the records of the Depository. The Company also expects that payments of principal and interest by participants to the owners of beneficial interests in such Book-Entry Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants. The responsibility and liability of the Company and the Trustee in respect of Notes represented by the Book-Entry Notes is limited to making payment of any principal and interest due on such Book-Entry Notes to the Depository.

Payments of interest and principal will be made in the currency in which the Note is denominated unless otherwise specified in the applicable Pricing Supplement.

If the payment date for any amount of principal or interest on any Note is not, at the place of payment, a business day, such payment will be made on the next business day and the holder of such Note shall not be entitled to any further interest or other payment in respect of such delay.

Transfers

The registered holder of a Definitive Note may transfer such Note upon payment of taxes incidental thereto, if any, by executing the form of transfer provided on the reverse side of the Note and surrendering the Note to the Transfer Agent at its principal office in any of the cities of Toronto, Montreal, Vancouver, Winnipeg, Calgary, Regina and Halifax upon which one or more new Definitive Notes will be issued in authorized denominations in the same aggregate principal amount as the Note so transferred, registered in the name or names of the transferee or transferees.

Beneficial owners of an interest in a Note represented by a Book-Entry Note who are not participants in the Depository, but who desire to sell or otherwise transfer ownership of or other interests in Book-Entry Notes may do so only through participants in the Depository.

The ability of a beneficial owner of an interest in a Note represented by a Book-Entry Note to pledge the Note or otherwise take action with respect to such owner's interest therein other than through a participant may be limited due to the lack of a physical certificate.

No transfer of a Note will be registered during the fifteen business days immediately preceding any date fixed for payment of interest on such Note or payment of the principal amount thereof.

PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated May 12, 2003 (the "Agreement") between the Company and the Dealers, the Dealers are authorized, as exclusive agents of the Company for this purpose only, to solicit offers to purchase Notes directly and through other Canadian investment dealers. The rate of commission payable in connection with sales by the Dealers of Notes shall be as determined from time to time by mutual agreement. The Agreement also provides that Notes may be purchased from time to time by any of the Dealers, as principal,

at such prices and with such commissions as may be agreed upon between the Company and any such Dealers. Such Dealers may resell the Notes to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the distribution period and as between purchasers. The Dealer's compensation will be increased or decreased by the amount by which the aggregate price paid for the Notes by purchasers exceeds or is less than the gross proceeds paid by the Dealer, acting as principal, to the Company.

The Company may also offer the Notes directly, pursuant to statutory exemptions, at such prices and upon such terms as may be agreed to by the Company and the purchasers.

In connection with any offering of Notes, the Dealers may, when acting as agents or purchasing as principals, over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Dealers are entitled under the Agreement to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which the Dealers may be required to make in respect thereof.

The offering of the Notes hereunder is directed only to residents of the provinces of Canada and in the United States in certain circumstances exempt from the provisions of the 1933 Act. The Dealers have agreed not to sell or offer to sell any of the Notes in the United States of America, including the states and the District of Columbia and its territories and possessions, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S to the 1933 Act) except pursuant to the exemption in Rule 144A from the registration requirements of the 1933 Act. The Notes have not been and will not be registered under the 1933 Act and may not be offered or sold within the United States, or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the 1933 Act, including transactions under Rule 144A under the 1933 Act. In addition, until 40 days after the commencement of the offering of an issue of the Notes, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption under the 1933 Act. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act. Certificates for Notes sold in the United States will bear a legend indicating that the Notes are not registered under the 1933 Act and may only be offered or sold pursuant to an exemption from registration under the 1933 Act.

RISK FACTORS

In addition to the other information contained in and incorporated by reference into this Prospectus, the following risk factors should be carefully considered before investing in the Notes.

Retail Industry

Retail sales may be influenced by changes in economic variables and consumer confidence. External factors which affect economic variables and consumer confidence and over which the Company exercises no influence include interest rates, personal debt levels, unemployment rates and levels of personal disposable income. The Company, through its variety of formats and its control label programs, is well-positioned to deal with changing consumer demands and preferences which could result from or accompany an economic downturn. The Company's future performance will be dependent upon its ability to respond to changes in the economy which affect consumer purchasing decisions for products and services sold or made available by the Company.

Competitive Environment

Although the Canadian food retail industry has undergone considerable consolidation over the past several years, the industry remains highly competitive. In particular, low cost, non-union competitors are a risk to the Company's cost structure. The Company's competitors include traditional Canadian food retailers, discount or warehouse club stores, mass merchandisers, drug stores and specialty stores. Certain of these competitors also compete with the Company in its non-food products and services offerings.

The Company's performance in this changing market, where non-traditional food retailers continue to increase their offering of products typically associated with supermarkets, will be dependent upon its ability to continue to effectively manage, develop and operate new departments and services to complement the traditional supermarket layout, as well as enhancing its non-food product and service offerings.

Suppliers and Labour Issues

Given the size of Loblaw's work force, Loblaw is a party to numerous collective agreements which periodically require negotiation and which could ultimately result in labour disruption. However, the occurrence of a labour disruption in connection with any single collective agreement to which Loblaw is a party would be unlikely to materially adversely affect the Company. In addition, operating costs for Loblaw's business can be negatively affected by increases in other inputs such as energy costs and commodity prices.

Environmental, Health and Safety Regulation

Loblaw's operations have been and are subject to extensive and increasingly stringent laws in relation to environmental and health and safety matters, including disposal of waste, health and wellness issues, and workplace safety. Loblaw's ownership, management and control of its properties also carry the risk of potential environmental liability. Further, additional environmental, health and safety issues relating to matters that are currently not known to management may result in unanticipated liabilities and expenditures.

Government Regulation

Changes to any of the laws, rules, regulations or policies respecting the production, processing, preparation, distribution, packaging and labelling of Loblaw's products could have a significant impact on Loblaw's business. There can be no assurance that Loblaw will be able to comply with any future laws, rules, regulations and policies. Failure by Loblaw to comply with applicable laws, rules, regulations and policies may subject Loblaw to civil or regulatory proceedings, including fines, injunctions, recalls or seizures, which may have a material adverse effect on Loblaw's financial condition and results of operations.

Product Liability and Food Safety

Loblaw is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products. The Company maintains product liability and other insurance coverage which it believes to be generally in accordance with the market practice. In addition, Loblaw has food safety procedures and programs which address safe food handling and preparation standards, ensure co-packaging arrangements and suppliers of food products adhere to safe standards, and that best practices are in place for storage and distribution of food products.

Consequences of Holding Company Structure

Substantially all of the Company's business activities are conducted by direct and indirect subsidiaries of the Company. Notes issued under this Prospectus will be obligations exclusively of the Company. The subsidiaries of the Company will not guarantee the payment of principal of or interest on such Notes. In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Company, the creditors of the Company (including the holders of the Notes, as well as shareholders of the Company) will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of the subsidiaries under applicable bankruptcy laws.

In addition, as a result of the Company being a holding company, the Company's operating cash flow and its ability to service its indebtedness, including the Notes, is dependent upon the operating cash flow of its subsidiaries and the payment of funds by such subsidiaries to the Company in the form of loans, dividends or otherwise. The Company's subsidiaries have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments.

Currency of Notes

An investment in Notes that are denominated or payable in a currency or currency unit other than Canadian dollars entails significant risks that are not associated with a similar investment in a Note denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the applicable foreign currency or currency unit, the possibility of the imposition or modification of foreign exchange controls by either the Canadian or foreign governments, and potential illiquidity in the secondary market. These risks will vary depending upon the currencies or currency units involved. Notes denominated in other than Canadian dollars are not an appropriate investment for investors who are unfamiliar with foreign currency transactions.

The Notes will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. A judgment by a Canadian court relating to any Note may be awarded only in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

Credit Ratings

There is no assurance that any credit rating assigned to the Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency. A lowering or withdrawal of such rating may have an adverse effect on the resale price of the Notes. See "Credit Ratings".

Trading in Notes

There is currently no market through which the Notes may be sold. The Dealers expect, but are not obligated, to make a market in the Notes. There can be no assurance as to the liquidity of the trading market for the Notes or that a trading market for the Notes will develop.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada will keep at its principal offices in the City of Toronto a register of holders of the Notes and at its principal offices in the cities of Toronto, Montreal, Vancouver, Winnipeg, Calgary, Regina and Halifax a register of transfers of Notes.

LEGAL MATTERS

Certain legal matters relating to the offering of the Notes will be passed upon by Borden Ladner Gervais LLP on behalf of the Company and by McCarthy Tétrault LLP on behalf of the Dealers.

As at April 30, 2003, the partners and associates of Borden Ladner Gervais LLP and the partners and associates of McCarthy Tétrault LLP as a group beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of the Company or debt securities of the Company.

AUDITORS

The independent auditors of the Company are KPMG LLP, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of this Prospectus, a prospectus supplement (including a Pricing Supplement) relating to securities purchased by a purchaser and any amendments thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the short form prospectus, a prospectus supplement (including a pricing supplement) relating to securities purchased by a purchaser and any amendments thereto contain a misrepresentation or are not delivered to the purchaser but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's

province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expects", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to the Company's management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this Prospectus, and the documents incorporated herein by reference, are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CERTIFICATE OF THE COMPANY

Dated: May 12, 2003

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces of Canada and, for the purpose of the Province of Quebec, will not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) JOHN A. LEDERER
President

(Signed) RICHARD P. MAVRINAC
Executive Vice President

On behalf of the Board of Directors

(Signed) W. GALEN WESTON
Chairman of the Board and Director

(Signed) T. IAIN RONALD
Director

CERTIFICATE OF THE DEALERS

Dated: May 12, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces of Canada and, for the purpose of the Province of Quebec, will not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) DOUGLAS BARTLETT

RBC DOMINION SECURITIES INC.

By: (Signed) RICHARD W. TERNIEDEN

BMO NESBITT BURNS INC.

By: (Signed) JAMES P. BOWLAND

MERRILL LYNCH CANADA INC.

By: (Signed) SUSAN RIMMER

NATIONAL BANK FINANCIAL INC.

By: (Signed) DOUGLAS O. POCOCK

SCOTIA CAPITAL INC.

By: (Signed) MELANIE E. RUBY

TD SECURITIES INC.

By: (Signed) WILLIAM PERDUE

PRICING SUPPLEMENT NO. 1 DATED JUNE 4, 2003 TO SHORT FORM BASE SHELF PROSPECTUS DATED MAY 12, 2003

This Pricing Supplement, together with the Short Form Base Shelf Prospectus dated May 12, 2003 (the "Prospectus"), constitutes a public offering of securities pursuant to the Prospectus only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered pursuant to the Prospectus and any representation to the contrary is an offence.

The medium term notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"). The medium term notes may not be offered, sold or delivered, directly or indirectly, in the United States of America or to, or for the account or benefit of, a U.S. person except pursuant to an exemption from the registration requirements of the 1933 Act.

LOBLAW COMPANIES LIMITED
Medium Term Notes
(unsecured)

Terms of Issue

CUSIP No.: 53947ZAU1

Principal Amount (Cdn.$): $200,000,000.00

Interest Payment Dates: Semi-annually on June 9 and December 9, commencing December 9, 2003

Issue Date: June 9, 2003

Maturity Date: June 9, 2034

Delivery Date: June 9, 2003

Agents' Commission: 0.50%

Issue Price: 99.459%

Participating Agents: CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc.

Interest Rate: 6.05% per annum

Form of Note: Book Entry only

Net Proceeds to Loblaw Companies Limited: (Cdn.) $197,918,000.00

Redemption Terms: The Notes shall be redeemable on not more than 60 days nor less than 30 days prior notice at the Company's option, in whole at any time and in part from time to time, at an amount equal to the greater of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to the date fixed for redemption. "Canada Yield Price" shall mean a price calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.27% on the business day preceding the date on which the redemption is authorized. "Government of Canada Yield" on any date shall mean the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada Bonds denominated in Canadian Dollars would carry if issued in Canada, at 100% of its principal amount on such date, with a term to maturity equal to the remaining term to maturity of the Notes.

Documents Incorporated by Reference

The Prospectus, into which this Pricing Supplement is deemed to be incorporated by reference, also incorporates by reference certain other named disclosure documents of the Company which have been filed with the various securities commissions of each of the Provinces of Canada.